MED EIBY HOLDING CO., LIMITED

8th Floor, Yifang Building, No. 315 Shuangming Avenue

Dongzhou Community, Guangming Street, Guangming District

Shenzhen, Guangdong

People’s Republic of China

June 16, 2026

VIA EDGAR – FORM RW

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jane Park
Katherine Bagley

Re:	MED EIBY HOLDING CO., LIMITED
Rule 477 Application for Withdrawal
Registration Statement on Form F-1
Filed on February 24, 2023
File No. 333-270018

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), MED EIBY HOLDING CO., LIMITED (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-270018) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2023, together with all exhibits, amendments and post-effective amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Registration Statement was not declared effective by the Commission and the undersigned represents that no securities were sold in connection with the Registration Statement.

If you have any questions regarding the foregoing, please contact Ying Li, Esq. of Hunter Taubman Fischer & Li LLC, at 212-530-2206.

Very truly yours,

MED EIBY HOLDING CO., LIMITED

By:	/s/ Yong Bai
Yong Bai
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC